CONFORMED

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2008	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of Registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___)

Natuzzi’s Board of Directors Approves the Business Plan 2009-2011

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--October 22, 2008--Natuzzi S.p.A. (NYSE:NTZ) (‘Natuzzi’ or ‘the Group’), the world’s leading manufacturer of leather-upholstered furniture, today announces that the Board of Directors has approved the Business Plan (the “Plan”) related to the three-year period 2009-2011 (the “period”) aimed at drastically increasing sales and profitability over the same period through focused strategies.

The current challenging business environment, particularly the global financial market crisis and the low consumer confidence, is seen by the Group as an opportunity to improve its results thanks to its global footprint and reach that will help to leverage its performance in each individual market, thanks to its solid consolidated balance sheet characterized by a minimum exposure toward the banking system and sound net financial position which should allow the Group to self finance the operational and investment projects defined in the Plan.

The Plan, called 11-1-15 aims at achieving at the end of 2011 about EUR1.0 billion of consolidated net sales, with EBIT over the same period targeted to be approximately 15% of consolidated net sales.

The main guidelines of the Plan include:

  increase in the Top Line by: leveraging the current critical mass in Europe; penetrating three key emerging markets where the Group has no significant business today: Brazil, Russia and India; supporting the strong growth in Asia and continuing the recovery in the North American market;
  focus of the Brand Strategy worldwide, with the Natuzzi Brand and Italsofa Brand targeting different consumer segments in order to capture all the potential opportunities:

i) the Natuzzi brand addressing the high-end segment of the market by offering unique and personalized “total living” concepts and leveraging on a wide range of sofas, furniture and accessories. The Group is committed to position Natuzzi as premium lifestyle brand,

ii) the Italsofa brand, targeting young and dynamic consumers and starting to generate new concepts and products for the New Internet Generation (Italsofa Gen I project);

  strengthening of the Advertising and Marketing investments in order to support the creation of a strong Consumer Brand Awareness;
  drastic reduction in Production Costs by leveraging the existing manufacturing plants to serve the Regions in which they are located in order to generate a shorter Route To Market, a better customer service and improved efficiencies throughout the entire supply chain. Rationalization of the current Manufacturing Facilities and opening of a Production Site in North America. Launch of a LEAN program for all of the Facilities;
  strict control over General and Administrative expenses;
  rationalization of the Current Retail Network and subsequent expansion with the goal of almost doubling the number of the Group’s stores and shops-in-shop, worldwide;
  a brand-new organization that will enable the Transformation.

Aldo Uva, Chief Executive Officer, commented: “It has been about one hundred days since the installation of the Board and my appointment as CEO of the Group, and much work has been carried out. We strongly believe in our three-year Business Plan, as we think that in challenging market conditions new opportunities may arise for market leaders such as us. We are looking to achieve break even by 2009, growth acceleration in 2010 and consolidation for new expansion in 2011. I am pleased that the Plan has had the full approval of the Board, that I thank for the trust placed in the Plan. Natuzzi management, at all levels, is aware of the important challenges and market opportunities we are faced with and committed to achieve the ambitious goals set by our Business Plan. I will be extremely pleased to present the details of the Plan to our Investors and the Financial Community, during the meetings that we are planning to have by the end of November. I’m extremely excited and positive and I’m looking forward to share our vision and plans soon”, Aldo Uva concluded.

Pasquale Natuzzi, Chairman and majority shareholder of the Natuzzi Group, commented: “The Board of Directors expresses its own appreciation to Aldo Uva and the top management for the work carried out since from his appointment as Chief Executive Officer. The Business Plan, presented to the Board on October 9, 2008 and approved on October 17 after an in-depth discussion among the members of the Board, is a very structured and exhaustive document that explains the strategy of the Group over a three-year horizon and defines the intervention areas to recover efficiency and relaunch its business. We are confident that the top management will be able to interpret at their best this new challenge and achieve the targets set under Aldo Uva’s leadership, in which we place our trust and support for the implementation of the Plan”.

Natuzzi senior management expects to visit clients and investors in the US and UK during the course of November 2008 in order to discuss the new Business Plan in more detail. Persons interested in attending these presentations should contact the Investor Relation department at +39 080 8820.812 or at investor_relations@natuzzi.com.

ABOUT NATUZZI S.P.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. (the Company) designs and manufactures a broad collection of leather-upholstered residential furniture.

Italy’s largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 117 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 189 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

_________________________________________________________________

FORWARD-LOOKING STATEMENTS

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, the current international financial crisis and its resulting impact on consumer confidence, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

Natuzzi S.p.A.

Via Iazzitiello 47,

70029 Santeramo (BA) – Italy

Tel.:+39 080 8820.111

Fax: +39 080 8820.241

www.natuzzi.com

CONTACT:
Investor Relations Dept.
Tel.: +39-080-8820-812
investor_relations@natuzzi.com
Corporate Press Office
Tel.: +39-080-8820-124
relazioni.esterne@natuzzi.com

CONFORMED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	October 22, 2008

By: /s/ ALDO UVA
Aldo Uva